

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

<u>Via E-mail</u>
Mr. R. Craig Owen
Senior Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

   Re: Southwestern Energy Company
     Form 10-K for the Fiscal Year ended December 31, 2013
     Filed February 27, 2014
     File No. 001-08246

Dear Mr. Owen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Brad Skinner

      Brad Skinner
      Senior Assistant Chief Accountant